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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-2
(Amendment No. 2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SERACARE, INC. (now known as Biomat USA, Inc.) (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
817473101 (Common Stock) (CUSIP Number)

Mrs. Montserrat Lloveras
Probitas Pharma, S.A.
Torre MAPFRE
Calle de la Marina, 16-18, 26th Floor
08005 Barcelona, Spain
+34-93-571-0100

with a copy to:

Tomas Dágá/Raimón Grifols
Osborne Clarke Europe
Avda. Diagonal, 477, Planta 20
Torre Barcelona
08036 Barcelona, Spain
+34-93-419-1818

with a copy to:

Arnold J. Levine
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
212-969-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2001 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box. ☐

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SeeRule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

Statement on Schedule 13D
Pursuant to Rule 13d-1
under the
Securities Exchange Act of 1934, as amended

        This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 20, 2001 by Probitas Pharma, S.A. (f/k/a Grupo Grifols, S.A.), Instituto Grifols, S.A. and SI Merger Corp. and Amendment No. 1 thereto filed with the Commission on October 5, 2001 by such persons. Clarification is made to the initial filing on Schedule 13D and Amendment No. 1 thereto related to the merger between SeraCare, Inc. (which has changed its name to Biomat USA, Inc.) and SI Merger Corp., dated September 25, 2001. The filings refer by mistake to SI Merger Corp. being a subsidiary of the Spanish corporation Instituto Grifols, S.A., when as of September 19, 2001 and at the time of the merger SI Merger Corp. was a subsidiary of the Dutch corporation Tendenton Enterprises B.V. As of March 1, 2002, the interest in SI Merger Corp. (then named SeraCare, Inc.) was transferred to Instituto Grifols, S.A. by Tendenton Enterprises B.V.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement, dated May 25, 2004, by and among Probitas Pharma, S.A. and Instituto Grifols, S.A. relating to the filing of a single statement on Schedule 13D.

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: May 25, 2004

PROBITAS PHARMA, S.A.
By:	/s/ VICTOR GRIFOLS ROURA Victor Grifols Roura Chief Executive Officer
INSTITUTO GRIFOLS, S.A.
By:	/s/ DR. JAVIER JORBA Dr. Javier Jorba Chief Executive Officer

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Statement on Schedule 13D Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended
SIGNATURES